Exhibit 99.9

CONSENT OF ROSCOE POSTLE ASSOCIATES INC.

We consent to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to our name and to the reference to the report entitled the “Technical Report Disclosing the Results of the Feasibility Study on the Nechalacho Rare Earth Elements Project” dated May 31, 2013, effective April 17, 2013 (the “Technical Report”), and the information derived from the Technical Report, and other resource and reserve estimates and technical information related to the Nechalacho Project, included in (i) the Annual Information Form of the Company for the year ended August 31, 2013 (the “AIF”) and (ii) the Management’s Discussion and Analysis of the Company for the year ended August 31, 2013 (the “MD&A”).

We also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-190771), as amended, filed with the United States Securities and Exchange Commission, of the references to our name, the Technical Report and the information derived from the Technical Report, and other resource and reserve estimate and technical information related to the Nechalacho Project, in the AIF and the MD&A, which are included in the annual report on Form 40-F.

Dated: November 29, 2013	ROSCOE POSTLE ASSOCIATES INC.

/s/ Deborah A. McCombe
Name: Deborah A. McCombe, P. Geo.
Title: President and CEO